Exhibit (a)(5)(i)

JAB Holding Company S.à r.l.

4, rue Jean Monnet

2180 Luxembourg

February 12, 2019

Coty Inc.

350 Fifth Avenue

New York, NY

Attention: Board of Directors

Members of the Board of Directors:

On behalf of JAB Holding Company S.à r.l. (“JAB”), we are pleased to advise you that we are commencing shortly a tender offer, pursuant to which we would acquire up to 150 million shares of Class A common stock (the “Common Stock”) of Coty Inc. (the “Company”) at a price per share of $11.65 in cash (the “Offer”). The Offer represents a premium of approximately 38% to the 90-day volume-weighted average share price as of yesterday, a premium of approximately 51% to the 30-day volume-weighted average share price as of yesterday, and approximately a 21% premium to yesterday’s closing share price. If shareholders tender more than 150 million shares of Common Stock, we will purchase such shares on a pro rata basis.

We at JAB have been investors in the Company for almost three decades and expect to remain so. We believe that the Company has the potential to address its challenges and prosper over the long-term, and that the Company’s recent management changes are an important first step in addressing the Company’s recent performance.

We understand that not all investors may share our long-term approach and we expect that shareholders will value the opportunity to obtain a significant premium for their shares in the Offer, even taking into account the recent strong increase in the Company’s share price. At the same time, we appreciate that some shareholders will want to participate in the Company’s long-term potential value by retaining some or all of their shares in the Company after the Offer.

It is our expectation that the members of the Board of Directors who are determined to be independent for purposes of considering our Offer, advised by independent counsel and financial advisors of their choosing, will consider our proposal in the interests of all shareholders, determine the Company’s course of action in response and make a recommendation to the Company’s shareholders as required by applicable law. We believe that our offer is very full and compelling, but if the independent directors do not have a similar view, we will not proceed with the Offer.

The Offer is subject to certain conditions, including that the independent directors of the Company approve the Offer and recommend that the Company’s shareholders accept the Offer (the “Board Approval Condition”). We, of course, would be pleased to meet with the independent directors or their advisors to provide any additional information necessary to assist the directors in their deliberations.

The Offer is also subject to other customary conditions, as well as the condition that at least 50 million shares of Common Stock are validly tendered and not withdrawn (the “Minimum Tender Condition”). The Offer is not subject to a financing condition. We have sufficient financial resources to consummate the Offer, including debt commitments from BNP Paribas, HSBC Bank plc and UniCredit Bank AG for all funds required to purchase the maximum number of shares in the Offer.

If all 150 million shares of Common Stock are purchased in the Offer, we would own, together with our current shareholdings, an aggregate of 450,908,041 shares of Common Stock, representing approximately 60% of the issued and outstanding shares of Common Stock. If 50 million shares of Common Stock are purchased in the Offer, which represents the number of shares of Common Stock necessary to satisfy the Minimum Tender Condition, we would own an aggregate of 350,908,041 shares of Common Stock, representing approximately 47% of the issued and outstanding shares of Common Stock.

JAB believes it is in everyone’s interest to complete the transaction expeditiously, which includes working with the Company to make the required regulatory filings with the relevant governmental authorities for the Offer. We do not anticipate any substantive competition issues.

We are pleased to provide what we believe is an attractive opportunity to our fellow shareholders and look forward to hearing from you.

Sincerely, /s/ Peter Harf Peter Harf Chairman, JAB

2